Exhibit 21.1

Subsidiaries of Sunshine Silver Mining & Refining Company

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Silver Opportunity Partners LLC	Delaware (United States)
Sunshine Refining Company	Nevada (United States)
Sterling Mining Company 1903, Inc.	Idaho (United States)